Filed by Bank of Montreal

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Ozaukee Bank

Commission File No.: 001-13354

The following press releases were issued on July 10, 2007.

News

BMO Financial Group Announces Agreement for Purchase

Of Ozaukee Bank in Wisconsin

TORONTO, July 10, 2007—BMO Financial Group (TSX, NYSE: BMO) today announced a definitive agreement to purchase Ozaukee Bank, with headquarters in the Milwaukee area, in a stock transaction valued at US$190 million, expanding the Harris franchise into a third U.S. Midwestern state.

Ozaukee Bank has six full-service and two limited-service locations in communities in the northern part of Milwaukee. With US$694 million in assets and US$561 million in deposits, Ozaukee Bank is the deposit share leader in its Ozaukee County market.

“Ozaukee Bank and Harris share a common mission to deliver high-touch customer service with a community-focused approach,” said Ellen Costello, Chief Executive Officer, Harris. “When you consider that Ozaukee County has the second-highest median household income in the state, we believe the combined power of our two banks will deliver tremendous results for customers in this market.”

“In particular, we see this as an attractive market for our wealth and business banking capabilities and we believe customers in Ozaukee County will be very receptive to the experience and expertise we offer,” Ms. Costello added.

Under the agreement, Ozaukee Bank holders will receive approximately 3 million shares of BMO Financial Group (Bank of Montreal), parent company of Harris. The exact number of shares will be determined based on a formula prior to closing. The acquisition is anticipated to be completed later this year, subject to approvals from Ozaukee Bank shareholders, as well as U.S. and Canadian regulators.

“Ozaukee Bank is known for the solid, long lasting relationships we have with our customers and communities. An affiliation with Harris will be an optimal match because it, too, is known for the quality of the relationships it builds,” said M.D. “Mal” Hepburn, Ozaukee Bank Chairman and Founder. “We really like Harris’ commitment to people, customers, communities and employees.”

About Harris

Harris N.A. has more than 230 locations and over 580 Harris-branded ABMs in Illinois and Indiana. The acquisition moves Harris closer to its goal of 350 to 400 locations across the

Midwest. With US$42 billion in assets and US$29 billion in deposits, Harris is the second-largest bank based on branches in the Chicago market. Additionally, Harris has affiliated wealth management offices in Arizona, California, Florida, Georgia, Virginia and Washington.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of CDN$357 billion as at April 30, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial customers in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business customers with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

CONTACTS:

Media Relations:

Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312) 461-2478

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101

Investor Relations:

Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656

Steve Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452

Krista White, Toronto, krista.white@bmo.com, 416-867-7019

HarrisTM is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products and services are provided by Harris N.A., The Harris Bank, N.A. and their bank affiliates. Members FDIC.

Brokerage products are offered through Harris Investor Services, Inc. (HIS), a registered broker/dealer, member NASD/SIPC, and SEC registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services, Inc. (HBIS). Securities are provided by BMO Capital Markets Corp. (BMOCM), a registered broker dealer and member NYSE, NASD and SIPC. HIS, HBIS and BMOCM are affiliated companies and are wholly owned subsidiaries of Harris Financial Corp. Products offered by HIS, HBIS and BMOCM are Not Insured by the FDIC or any Federal Government Agency, Not a Deposit of or Guaranteed by Any Bank or Bank Affiliate, May Lose Value. The purchase of insurance or an annuity is not a condition to any bank loan or service. Financial planning and investment advisory services are provided by Sullivan, Bruyette, Speros & Blayney, Inc., an SEC registered investment adviser. Family Office Services are provided by Harris myCFO, Inc. Investment advisory services are offered by Harris myCFO Investment Advisory Services LLC, an SEC registered investment adviser and wholly-owned subsidiary of Harris myCFO, Inc. Not all products and services are offered in every state and/or location.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. BANK OF MONTREAL WILL FILE A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT

DOCUMENTS CONCERNING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING SUCH TRANSACTION, WHEN IT IS FILED BY BANK OF MONTREAL AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BANK OF MONTREAL WHEN THEY BECOME AVAILABLE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM BANK OF MONTREAL AND OZAUKEE BANK BY DIRECTING YOUR REQUEST TO BANK OF MONTREAL AT CORPORATE SECRETARY’S DEPARTMENT, 21st FLOOR, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO, M5X1A1 OR TERRI HAAS, VICE PRESIDENT, OZAUKEE BANK, (262)375-5203

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and businesses of both Bank of Montreal and Ozaukee Bank.

However, by their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal and Ozaukee Bank caution readers of this news release not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, the satisfaction of merger closing conditions; regulatory approval and Ozaukee Bank shareholder approval of the merger; the actual closing of the merger; the actual effects of the merger on the combined companies and their customers; the combined companies’ ability to successfully integrate and achieve desired operating synergies and results; and others discussed in Bank of Montreal’s filings with the Securities and Exchange Commission.

News

Harris Announces Agreement for Purchase

Of Ozaukee Bank in Wisconsin

CHICAGO, July 10, 2007 – Harris today announced a definitive agreement for its parent company to purchase Ozaukee Bank, headquartered in the greater Milwaukee area, in a stock transaction valued at US$190 million, furthering the personal and commercial banking presence for one of Chicago’s largest financial institutions outside its traditional market.

Ozaukee Bank has six full-service and two limited-service locations in communities in the northern part of Milwaukee. With US$694 million in assets and US$561 million in deposits, Ozaukee Bank is the deposit share leader in its Ozaukee County market.

“Ozaukee Bank and Harris share a common mission to deliver high-touch customer service with a community-focused approach,” said Ellen Costello, Chief Executive Officer, Harris. “When you consider that Ozaukee County has the second-highest median household income in the state, we believe the combined power of our two banks will deliver tremendous results for customers in this market.”

“In particular, we see this as an attractive market for our wealth and business banking capabilities and we believe customers in Ozaukee County will be very receptive to the experience and expertise we offer,” Ms. Costello added.

Under the agreement, Ozaukee Bank holders will receive approximately 3 million shares of BMO Financial Group (Bank of Montreal), parent company of Harris. The exact number of shares will be determined based on a formula prior to closing. The acquisition is anticipated to be completed later this year, subject to approvals from Ozaukee Bank shareholders, as well as U.S. and Canadian regulators.

“Ozaukee Bank is known for the solid, long lasting relationships we have with our customers and communities. An affiliation with Harris will be an optimal match because it, too, is known for the quality of the relationships it builds,” said M.D. “Mal” Hepburn, Ozaukee Bank Chairman and Founder. “We really like Harris’ commitment to people, customers, communities and employees.”

Harris N.A. has more than 230 locations and over 580 Harris-branded ATMs in Illinois and Indiana. The acquisition moves Harris closer to its goal of 350 to 400 locations across the Midwest. With US$42 billion in assets and US$29 billion in deposits, Harris is the second- largest bank based on branches in the Chicago market. Additionally, Harris has affiliated wealth management offices in Arizona, California, Florida, Georgia, Virginia and Washington.

About Harris

Harris is an integrated financial service organization providing more than 1 million personal, business and corporate clients with banking, lending, investing and wealth management solutions. The organization is a member of the BMO Financial Group (NYSE, TSX: BMO), which also provides corporate and investment banking services in the U.S. under the BMO Capital Markets name.

CONTACTS:

Media Relations:

Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312) 461-2478

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101

Investor Relations:

Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656

Steve Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452

Krista White, Toronto, krista.white@bmo.com, 416-867-7019

HarrisTM is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products and services are provided by Harris N.A., The Harris Bank, N.A. and their bank affiliates. Members FDIC.

Brokerage products are offered through Harris Investor Services, Inc. (HIS), a registered broker/dealer, member NASD/SIPC, and SEC registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services, Inc. (HBIS). Securities are provided by BMO Capital Markets Corp. (BMOCM), a registered broker dealer and member NYSE, NASD and SIPC. HIS, HBIS and BMOCM are affiliated companies and are wholly owned subsidiaries of Harris Financial Corp. Products offered by HIS, HBIS and BMOCM are Not Insured by the FDIC or any Federal Government Agency, Not a Deposit of or Guaranteed by Any Bank or Bank Affiliate, May Lose Value. The purchase of insurance or an annuity is not a condition to any bank loan or service. Financial planning and investment advisory services are provided by Sullivan, Bruyette, Speros & Blayney, Inc., an SEC registered investment adviser. Family Office Services are provided by Harris myCFO, Inc. Investment advisory services are offered by Harris myCFO Investment Advisory Services LLC, an SEC registered investment adviser and wholly-owned subsidiary of Harris myCFO, Inc. Not all products and services are offered in every state and/or location.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. BANK OF MONTREAL WILL FILE A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING SUCH TRANSACTION, WHEN IT IS FILED BY BANK OF MONTREAL AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BANK OF MONTREAL WHEN THEY BECOME AVAILABLE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM BANK OF MONTREAL AND OZAUKEE BANK BY

DIRECTING YOUR REQUEST TO BANK OF MONTREAL AT CORPORATE SECRETARY’S DEPARTMENT, 21st FLOOR, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO, M5X1A1 OR TERRI HAAS, VICE PRESIDENT, OZAUKEE BANK, (262)375-5203.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and businesses of both Bank of Montreal and Ozaukee Bank.

However, by their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal and Ozaukee Bank caution readers of this news release not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, the satisfaction of merger closing conditions; regulatory approval and Ozaukee Bank shareholder approval of the merger; the actual closing of the merger; the actual effects of the merger on the combined companies and their customers; the combined companies’ ability to successfully integrate and achieve desired operating synergies and results; and others discussed in Bank of Montreal’s filings with the Securities and Exchange Commission.